EXHIBIT 99.1

Increase in existing interest of subsidiary

1.     Name of the company invested: POS-THAI

-	Relationship with POSCO: Subsidiary company

2.     Details of Investment

-	Amount of Investment (KRW): 5.7 billion (excluding prior investment)

-	Method of Investment: By acquiring newly issued registered common shares

-	Resolution Date (by Executive Management Committee): June 28, 2005

-	Total Share Ownership in POS-THAI as of now: 11.67%

-	Total Investment Amount before (KRW): 1.6 billion (acquisition price basis)

*	Investment is scheduled in the end July, 2005.

Amount of Investment is subject to change due to exchange rate fluctuation.

Investment is resoluted by Executive Management Committee composed entirely of

Standing Directors.